UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Southeastern and Longleaf Periods of Underperformance/Outperformance
SAM net composite and Longleaf Partners Fund returns (cumulative) in previous/current periods

PREVIOUS PERIODS	Underperformance		Outperformance

	Return for Period		l Year after Period		3 Years after Period

	SAM	+/-S&P	SAM	+/-S&P	SAM	+/-S&P
Southeastern Composite Returns
5 Quarters ended 6/30/82	-17.23%	-3.65	76.30%	+15.00	154.72%	+53.32
Longleaf Partners Fund Returns
5 Quarters ended 12/31/90	-20.10%	-19.00	39.19%	+8.72	104.89%	+50.33
7 Quarters ended 3/31/00	-6.47%	-41.72	27.00%	+48.68	27.63%	+68.56
CURRENT PERIOD
Longleaf Partners Fund Returns

	LLPF	S&P 500		LLPF	S&P 500
6/30/07-11/20/08	-64.40%	-15.98	11/20/08-3/31/09	22.43%	+15.22

*	Note that the index number is the difference between Southeastern’s return and the index, not the actual return of the compared benchmark.
Average annual total returns for Longleaf Partners Fund and the S&P 500 benchmark for the one, five and ten year periods ended March 31, 2009 are as follows:

	1 Year	5 Year	10 Year
Longleaf Partners Fund	-45.73%	-8.47%	0.28%
S&P500	-38.09%	-4.76%	-3.00%
Southeastern’s U.S. Equity Composite data appears for periods prior to Longleaf Partners Fund’s (LLPF) inception. The returns of the U.S. Equity composite are not those of LLPF and do not indicate past or future performance of LLPF. Because LLPF may be managed differently than separate accounts, returns may differ. See below for details of the U.S. Equity Composite. The time periods selected represent periods when the U.S. Equity Composite and LLPF significantly underperformed the index and were negative. Current circumstances may not be comparable.
LLPF returns and those of the unmanaged index include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance shown. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges, and expenses of the Longleaf Partners Funds.
The U.S. Equity Composite consists of all discretionary separate accounts managed under Southeastern’s domestic investment mandate with $10 million or more market value at the end of the reporting period. Small-cap accounts and accounts that invest in fixed income securities are excluded. Only domestic accounts managed without regard to tax considerations and without 100% directed brokerage activity are included. Accounts with a high degree of concentration (defined as normally holding 10 or fewer issuers) are excluded. Prior to 1991, the composite had the same inclusion criteria except that the minimum account size was $2 million, and prior to July 1, 2007 those accounts, 100% of whose brokerage activity was directed, were not excluded from the composite. Past performance is no guarantee of future results; we may not achieve our target return. Valuations are computed and performance reported in US Dollars. Calculations are dollar-weighted except that prior to 1993 they were equal-weighted. Southeastern uses a modified cash basis of accounting for recording income and expenses on its clients’ portfolios unless contractually obligated to do otherwise. Dividends on equities and earnings on short-term cash investments are recorded when received. Southeastern does not claim compliance with GIPS Standards. The investment returns of the composite have been examined by KPMG annually since 1980. We have presented results net of fees.
Since fee structures can differ, i.e. performance-based fees, we suggest use of the gross performance and reference to our standard fees which are presented in Part II of our ADV. Details concerning the composite and calculations are as follows:
1. The composite at 3/31/2009 consists of 96 accounts. Accounts are added to the composite when they have met the inclusion criteria for an entire quarter. Terminated accounts are included up to the quarter immediately preceding receipt of notice of termination and remain in all historical data.
2. At 3/31/2009 this composite totaled $5.5 billion. This is approximately 89.9% of domestic separate account assets (excluding small-cap), 45.5% of the assets of all accounts managed without regard to tax considerations, and 25.3% of total assets under management.
3. There may be market or economic conditions which impact our performance and that of the S&P 500 Index either positively or negatively during certain periods. For example, during the period from 1998-2001, growth and technology stocks went from widely favored to widely disfavored. This market phenomenon accounts in part for the wide divergence between Southeastern’s performance and that of the index during this period. In addition, since Southeastern buys concentrated positions for its clients’ portfolios (usually 5% at cost), and since Southeastern will hold cash reserves (at times in excess of 20%) if qualifying investments are not available, performance may be more volatile than an index, and may diverge more widely from an index (either positively or negatively) or widely diversified portfolios.